ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

University of Texas System Retirement Programs

Supplement dated September 21, 2007 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated April 30, 2007, as amended

The information in this Supplement updates and amends certain information contained in your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On July 12, 2007, the Board of Directors of ING Partners, Inc. approved a proposal to reorganize the ING Fundamental Research Portfolio into the ING VP Growth and Income Portfolio. In addition, on July 24, 2007, the Board of Directors of ING Variable Portfolios, Inc. approved a proposal to reorganize the ING VP International Equity Portfolio into the ING VP Index Plus International Equity Portfolio. Subject to approval by each Portfolio's shareholders, after the close of business on November 9, 2007 the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING Fundamental Research Portfolio (S Class)	ING VP Growth and Income Portfolio (Class S)
ING VP International Equity Portfolio (Class I)	ING VP Index Plus International Equity Portfolio (Class I)

Accordingly, effective after the close of business on November 9, 2007, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios. As a result, effective November 12, 2007 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted, and the ING VP Growth and Income Portfolio (Class S) and the ING VP Index Plus International Equity Portfolio (Class I) are added as investment options.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers Among Investment Options section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. Effective November 12, 2007, the following information is added to Appendix II – Description of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Investors Trust – ING VP Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.